

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

Via E-mail
Robert DeAngelis
President and Chief Executive Officer
Real Estate Contacts, Inc.
240 Windsor Ridge #36
New Castle, Pennsylvania 16105

> **Re: Real Estate Contacts, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 15, 2011**
> **File No. 333-174905**

Dear Mr. DeAngelis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In the forepart of the prospectus, please include an affirmative statement to make clear, if true, that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Prospectus Summary, page 1

2.   Please revise this section to provide balancing disclosure regarding your limited operating history and financial condition.

Risk Factor, page 4

3.   Please revise your second risk factor or include a separate risk factor that summarizes the risks related to the financial results and condition of the company, including the net losses realized and accumulated deficits recorded in the last quarter and last reporting year.

Special Note Regarding Forward-Looking Statements, page 7

4.   Please remove, in this section and throughout the document, as applicable, all references to "documents incorporated by reference" or advise. Refer to General Instructions VII to Form S-1 for guidance on eligibility to use incorporation by reference.

Item 5. Determination of Offering Price, page 7

5.   We note your disclosure that you "will be filing to obtain a listing" of your common shares on the OTCBB. The OTCBB is not an issuer listing service but is instead a quotation medium. You may not apply to list your shares on the OTCBB. Market makers may make an application for quotation of your shares. Please revise your disclosure accordingly. All references to an OTCBB listing throughout the document should be removed.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 13

Plan of Operations, page 13

6.   Please expand your disclosure to describe in more detail how you intend to grow revenues in the next 12 months.

Revenue and Expenses Forecast for 2012 through 2015, page 14

7.   Please revise your forecast disclosure to comply with all of the requirements of Item 10(b) of Regulation S-K. Your expanded disclosure should include, but is not limited to, a discussion of the basis for your projections.

Results of Operations, page 14

8.   Please quantify the "significant non-cash expenses related to salaries."

Executive Compensation, page 17

Summary Compensation Table, page 17

9. Please revise your disclosure to clarify how the performance bonus of $500,000 was paid to Mr. DeAngelis.

Transactions with Related Persons, Promoters and Certain Control Persons, page 18

10. Please quantify Mr. DeAngelis' deferred contractual salaries since inception. Please clarify if and when the company intends to pay the deferred contractual salaries.

11. Please provide the information required by Item 404(c) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-1

12. We note your disclosure on page 18 that Mr. DeAngelis has deferred contractual salaries. Please clarify if any of the shares issued in this section covers such deferred salaries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Jessica Barberich, Accounting Reviewer, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Gregg E. Jaclin, Esq.